Laurie Dee

+1.714.830.0679

laurie.dee@morganlewis.com

April 30, 2021

VIA EDGAR

Mr. Christopher Bellacicco

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	City National Rochdale Funds (File Nos. 333–16093 and 811–07923) (the “CNR Funds”), City National Rochdale Select Strategies Fund (File Nos. 333-214903 and 811-23217) (the “Select Strategies Fund”), City National Rochdale Strategic Credit Fund (File Nos. 333-224912 and 811-23348) (the “Strategic Credit Fund”), City National Rochdale High Yield Alternative Strategies Fund LLC (File Nos. 333-138071 and 811-21965) (the “High Yield Fund”), City National Rochdale High Yield Alternative Strategies Fund TEI LLC (File Nos. 333-138072 and 811-21964) (the “High Yield Fund TEI”), and City National Rochdale High Yield Alternative Strategies Master Fund LLC (File No. 811-21963) (the “High Yield Master Fund”) (each a “Registrant” and together, the “Registrants”)

Dear Mr. Bellacicco:

On behalf of the Registrants, we are filing this letter to respond in writing to the comments you provided via telephone on February 10, 2021, to the Preliminary Proxy Statement on Schedule 14A filed by the Registrants with the U.S. Securities and Exchange Commission (the “Commission”) on February 2, 2021, via EDGAR Accession No. 0001398344-21-001990 with respect to the CNR Funds, and via EDGAR Accession No. 0001398344-21-001992 with respect to the Select Strategies Fund, Strategic Credit Fund, High Yield Fund, High Yield Fund TEI, and High Yield Master Fund (the “Joint Proxy Statement”). The purpose of the Joint Proxy Statement is to solicit proxies in connection with a special joint meeting of the shareholders or members of the Registrants, as applicable, at which such shareholders or members will be asked to elect six nominees to the Board of Trustees or Board of Directors of each Registrant, as applicable, and at which the shareholders of the CNR Funds will be asked to approve an amended and restated agreement and declaration of trust for the CNR Funds. Responses to all of the comments are included below and, as appropriate, will be reflected in the Registrants’ definitive Proxy Statement, which will be filed separately. Capitalized terms used herein but not defined shall have the same meaning assigned to them in the Joint Proxy Statement.

Morgan, Lewis & Bockius llp

600 Anton Boulevard
Suite 1800
Costa Mesa, CA 92626-7653	+1.714.830.0600
United States	+1.714.830.0700

U.S. Securities and Exchange Commission

April 30, 2021

1.	Comment: In the table beginning on page 6, Proposal 1 includes disclosure that the Proposal is “to be voted on by the shareholders of all series of CNR Funds voting together, and by the shareholders of each other Fund separately,” and Proposal 2 includes disclosure that the Proposal is “to be voted on by the shareholders of all series of CNR Funds voting together.” Please include the same disclosures in the table beginning on page 3.

Response: The Registrants have added the disclosures to the table as requested.

2.	Comment: In the portion of the table on page 4 related to Proposal 2, please break up the Proposal into the sub-proposals referred to later in the Joint Proxy Statement.

Response: The CNR Funds have made the revisions as requested.

3.	Comment: Throughout the Joint Proxy Statement, please update various disclosure items to be as of the most recently completed fiscal year.

Response: The Registrants have updated the applicable disclosure items as requested.

4.	Comment: On page 12, in the second paragraph of the section titled “Board Meetings and Committees,” please state whether the Audit Committee has a charter. Please see Item 22(b)(16) of Schedule 14A, which refers to Item 407(d)(1) of Regulation S-K.

Response: The Registrants have added disclosure to state that each Board has adopted a written charter for its Audit Committee.

5.	Comment: On page 13, the final sentence in the first paragraph states that during the fiscal year ended September 30, 2020, the Investment Committee of the Board of all Funds held four meetings. Since the Funds have multiple fiscal year ends, please clarify that the Investment Committee of the Board of each Fund met four times during the Fund’s last fiscal year. The same comment applies to the disclosure regarding the meetings of the Nominating and Governance Committee.

Response: The Registrants have made the clarifications as requested.

6.	Comment (A): On page 21, the section titled “Shareholder Voting and Meetings” includes the following statement: “In comparison, the New Declaration provides that shareholders shall not have the power to vote on any matter except for the election or removal of Trustees to the extent and as provided in the New Declaration and with respect to such additional matters relating to the Trust as may be required by the 1940 Act or as the Trustees may consider and determine necessary or desirable.” Please provide the consequence of the proposed change and give examples of matters on which shareholders may currently vote that shareholders would not be able to vote on if the amendments to the Existing Declaration were approved.

U.S. Securities and Exchange Commission

April 30, 2021

Response (A): The CNR Funds have added the following disclosure to the end of the first paragraph of the “Shareholder Voting and Meetings” section:

Consequently, shareholders would have the power to vote on fewer matters under the New Declaration than they currently have the power to vote on under the Existing Declaration. For example, the Existing Declaration requires shareholder approval to adjourn a shareholder meeting, whereas the New Declaration permits the Trustees to establish in the CNR Funds’ By-Laws provisions relating to matters such as adjournment. The New By-Laws provide that shareholder meetings may be adjourned, with respect to one or more matters to be considered at the meeting, by action of the person presiding at the meeting. As an additional example, the Existing Declaration requires shareholder approval of any reorganization of the Trust, a Fund, or a class, whereas the New Declaration permits the Board to authorize reorganizations without a shareholder vote, except as otherwise required by the 1940 Act. These examples are discussed in more detail in the sections titled “Proposal 2A – Future Amendments” and “Proposal 2B – Reorganizations through Mergers, Consolidations, Sales of Assets, or Conversions.”

Comment (B): If this restriction of shareholder voting rights is a defensive measure to prevent shareholders from compelling the Fund to act in certain ways, please describe it as such.

Response (B): The CNR Funds note that the restriction is not intended to be a defensive measure to prevent shareholders from compelling the Fund or its series to act in certain ways. Rather, this restriction along with the other proposed amendments in the New Declaration are generally meant to facilitate more efficient management of the CNR Funds and its series by providing the Board with the broad flexibility conferred by Delaware law and the 1940 Act.

7.	Comment: On page 23, in the section titled “Derivative and Direct Actions,” please revise the proposed provision to indicate that the pre-suit demand, 10% joinder, and timeframe for the Board to consider the demand do not apply to claims under the federal securities laws.

Response: The CNR Funds respectfully decline to revise the noted provisions of Section 8 of Article VII of the New Declaration to state that those provisions do not apply to claims under the federal securities laws. The CNR Funds note that Section 8 of Article VII provides a mechanism which permits shareholders to bring a derivative action with respect to federal securities laws claims, in accordance with procedural requirements which are substantially similar to requirements under various state corporate laws. The requirements for, and sufficiency of, a derivative action, including in connection with derivative actions under federal securities laws, are governed by state law. As a Delaware statutory trust, the CNR Funds are proposing to adopt demand procedures in the New Declaration that are substantially similar to those set forth in Delaware corporate law. The CNR Funds respectfully submit that the federal securities laws do not preempt or prohibit the application of state derivative demand laws, including Section 8 of Article VII of the New Declaration.

U.S. Securities and Exchange Commission

April 30, 2021

Further, the CNR Funds are aware of no federal rule, regulation, or court case that states that a pre-suit demand, a joinder provision, or a timeframe for the Board to consider a demand is impermissible for derivative suit claims arising under the federal securities laws. It is noted that, in the event that any provision of Section 8 of Article VII should later conflict with any such rule, regulation or court case, Section 9 of Article VIII of the New Declaration clarifies that the subject provision of the New Declaration would not apply:

No provision of this Declaration shall be eﬀective to require a waiver of compliance with any provision of, or restrict any shareholder rights granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the Investment Company Act, or of any valid rule, regulation or order of the Commission thereunder.

The CNR Funds believe this provision should adequately address any Staff concerns regarding Section 8 of Article VII.

8.	Comment: If the proposed amendments to the Declaration of Trust are approved, please confirm that the CNR Funds will include disclosure in their prospectus regarding the derivative and direct action, forum selection and jury waiver provisions, and the related risks.

Response: The CNR Funds so confirm.

9.	Comment: On page 25, in the “Audit Fees” sub-section, please include disclosure required by Item 22(b)(16) of Schedule 14A, which refers to Item 407(d)(3) of Regulation S-K.

Response: The applicable Registrants have added the disclosure required by Item 407(d)(3) of Regulation S-K.

10.	Comment: On page 31, the “Required Vote” section refers to a “plurality.” Please disclose what “plurality” means.

Response: The Registrants have added the following disclosure to each sub-section within the “Required Vote” section:

A plurality vote means that the nominees receiving the highest number of votes cast will be elected, even if they receive less than a majority of the votes cast.

For the CNR Funds, the references to “votes cast” in the disclosure above have been replaced with “Voting Interests cast.”

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (714) 830-0679 or laurie.dee@morganlewis.com.

U.S. Securities and Exchange Commission

April 30, 2021

Very truly yours,

/s/ Laurie A. Dee

Laurie A. Dee